Gulfport Energy Corporation

713 Market Drive

Oklahoma City, Oklahoma 73114

January 9, 2023

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention:	Ethan Horowitz, Accounting Branch Chief
Jennifer O’Brien, Staff Accountant
John Hodgin, Petroleum Engineer

Re:	Gulfport Energy Corporation

Form 10-K for Fiscal Year Ended December 31, 2021

Form 8-K filed November 1, 2022

File No. 001-19514

To the addressees set forth above:

This letter sets forth the responses of Gulfport Energy Corporation (the “Company,” “we,” “our” and “us”) to the comments set forth in the comment letter of the staff of the Securities and Exchange Commission (the “Staff”) dated December 16, 2022 (the “Comment Letter”) relating to the Company’s Form 10-K for Fiscal Year ended December 31, 2021 (the “Form 10-K”) and Form 8-K filed November 1, 2022 (the “Form 8-K” and collectively, the “Filings”).

To assist your review, set forth below in bold are the comments of the Staff contained in the Comment Letter and immediately below each comment is the response of the Company with respect thereto. Capitalized terms used but not defined herein have the meanings ascribed to such terms in the Filings, as applicable.

Form 10-K for Fiscal Year Ended December 31, 2021

Definitions, page ii

1.	We note disclosure of reserves and production throughout your filing in terms of gas equivalent amounts. However, you do not appear to have clarified the basis for converting liquid hydrocarbons to gas equivalent amounts. Please expand your definitions as necessary to comply with Instruction 3 to paragraph (a)(2) of Item 1202 of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company converts liquid hydrocarbons to gas equivalent amounts at the ratio of six Mcf of natural gas to one barrel of oil and will include such information in the applicable definitions in future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022.

Business

Oil, Natural Gas and NGL Reserves

Reserves Estimation, page 8

2.	It appears that you disclose material additions to your proved reserves for the year ended December 31, 2021. Please expand your disclosure to provide a general discussion of the technologies used to establish the appropriate level of certainty for your reserves estimates. Refer to Item 1202(a)(6) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will expand our disclosure in applicable future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022, to include a general discussion of the technologies used to establish the appropriate level of certainty for our reserves estimates for periods in which we have material additions to our proved reserves estimates.

Production, Prices and Production Costs, page 12

3.	Please revise the information presented on pages 12 and 13 as Non-GAAP Combined as this characterization does not appear to be appropriate.

Response: The Company respectfully acknowledges the Staff’s comment. While the Company believes our presentation allowed investors to better understand our underlying business through the Chapter 11 process during the periods presented while clearly indicating that such measure was a non-GAAP presentation, the Company will cease presenting financial and operational information, including production volumes, average prices received and average production costs, on a Non-GAAP Combined basis in future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page

39

4.	It appears that you have presented 2021 results and other information as the mathematical addition of the predecessor (January 1, 2021 to May 17, 2021) and successor periods (May 18, 2021 to December 31, 2021). We also note that you recognize this combined presentation does not comply with GAAP and has not been prepared as pro forma results under applicable regulations.

This type of presentation does not appear to be appropriate for periods when fresh start accounting was applied and the characterization of this information as non-GAAP does not appear to be consistent with Item 10(e) of Regulation S-K. Please tell us why this presentation is appropriate or remove it and revise the narrative discussion of your operating results.

Response: The Company respectfully acknowledges the Staff’s comment. While the Company believes our presentation allowed investors to better understand our underlying business through the Chapter 11 process during the periods presented while clearly indicating that such measure was a non-GAAP presentation, the Company will cease presenting financial and operational information on a Non-GAAP Combined basis throughout our future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022, in accordance with Item 10(e) of Regulation S-K.

Business and Industry Outlook, page 41

5.	You state that you have experienced and expect to continue to experience inflationary pressures during 2022 and that you will continue to monitor and manage inflationary pressures caused by increased activities in the field as well as supply chain pressures. Revise to more clearly discuss whether supply chain disruptions materially affect your outlook or business goals and how these challenges have impacted your results of operations or capital resources and quantify, to the extent possible, how your sales, profits, and/or liquidity have been impacted. In addition, identify actions planned or taken, if any, to mitigate inflationary pressures and clarify the resulting impact to the company, as applicable.

Response: The Company respectfully acknowledges the Staff’s comment and will include additional disclosure in applicable future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022, to more specifically discuss the impacts of inflationary and supply chain pressures on the Company and our operations and any actions planned or taken by the Company to mitigate such pressures.

Notes to Consolidated Financial Statements

20. Supplemental Information on Oil and Gas Exploration and Production Activities (Unaudited)

Oil and Natural Gas Reserves, page 106

6.	Please expand the tabular presentation of proved developed and proved undeveloped reserves, by individual product type, to additionally provide the net quantities at the beginning of the initial year shown in the reconciliation, i.e. January 1, 2019. Refer to FASB ASC 932-235-50-4.

Response: The Company respectfully acknowledges the Staff’s comment and will provide three years of reconciliations of proved developed and proved undeveloped reserves in applicable future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022.

Standardized Measure of Discounted Future Net Cash Flows Relating to Proved Oil and Gas

Reserves, page 108

7.	Please expand the discussion accompanying the presentation of the standardized measure to clarify, if true, that all estimated future costs to settle your asset retirement obligations have been included in your calculation of the standardized measure for each period presented. Refer to FASB ASC 932-235-50-36.

If the estimated future costs to settle your asset retirement obligations (including the costs related to your proved undeveloped reserves) have not been included, please explain to us your rationale for excluding these costs from your calculation of the standardized measure, or revise your disclosure to include these costs.

Response: The Company respectfully acknowledges the Staff’s comment and advises that all estimated future costs to settle the Company’s asset retirement obligations have been included in our calculation of the standardized measure for each period presented. The Company undertakes to revise our disclosure in applicable future filings, beginning with our Form 10-K for the Fiscal Year ended December 31, 2022 to clarify such fact.

Form 8-K filed November 1, 2022

Exhibit 99.2

Non-GAAP Reconciliations, page 14

8.	Please provide us with an explanation for presenting Non-GAAP Combined measures for the predecessor and successor periods identified in your Form 8-K.

Response: The Company respectfully acknowledges the Staff’s comment. While the Company believes our presentation allowed investors to better understand our underlying business through the Chapter 11 process during the periods presented while clearly indicating that such measure was a non-GAAP presentation, the Company will cease presenting financial and operational information on a Non-GAAP Combined basis throughout our future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022.

9.	Expand your disclosure regarding forward-looking non-GAAP measures where you are relying on the exception per Item 10(e)(1)(i)(B) of Regulation S-K to clearly disclose your reliance on the exception and to identify the information that is unavailable and its probable significance in a location of equal or greater prominence. See Question 102.10(b) of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment. The Company will expand our disclosure in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022, to expressly note our reliance on the exception regarding forward-looking non-GAAP measures included in Item 10(e)(1)(i)(B) of Regulation S-K and to identify the information that is unavailable and its probable significance in a location of equal or greater prominence.

10.	We note that a number of your non-GAAP measures include an adjustment for Non-recurring general and administrative expenses. Please revise to more clearly explain the nature of the amounts underlying these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and will clarify in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022, that non-recurring general and administrative expenses are comprised of expenses related to the continued administration of our prior Chapter 11 filing.

11.	Please revise the adjustments to your non-GAAP measures titled "Other, net" to provide a qualitative and quantitative description of each of the components of these adjustments.

Response: The Company respectfully acknowledges the Staff’s comment and will clarify in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022, and will include a quantitative description of such items for the applicable periods presented.

For reference, “Other, net” included in our “Nine Months Ended September 30, 2022” Adjusted EBITDA reconciliation included $11.5 million related to our initial claim distribution from our Chapter 11 Plan of Reorganization. The distribution is more fully described in Note 7 of our unaudited condensed consolidated financial statements included in our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2022.

12.	We note you present Basic and Diluted EPS on Adjusted Net Income. Please reconcile these measures to GAAP Net Income (Loss) Per Share. Refer to Item 10(e)(1)(i)(B) of Regulation S-K and Question 102.05 of the Compliance & Disclosure Interpretations on Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff’s comment and will reconcile our presentations of Basic and Diluted EPS on Adjusted Net Income to reconcile such measures to GAAP Net Income (Loss) Per Share in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022.

13.	It appears that the non-GAAP measure Free Cash Flow should be renamed as you do not calculate it in the typical manner. For additional information, see Question 102.07 of the Compliance & Disclosure Interpretations regarding Non-GAAP Financial Measures.

Response: The Company respectfully acknowledges the Staff's comment and advises that Staff that it will retitle our Free Cash Flow metric as “Adjusted Free Cash Flow” in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022

14.	Revise your reconciliation from Net Cash Provided by Operating Activities to Adjusted EBITDA to clarify the nature of the adjustment for Changes in operating assets and liabilities, net.

Response: The Company respectfully acknowledges the Staff’s comment and in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022, will revise our reconciliation from Net Cash Provided by Operating Activities to Adjusted EBITDA to clarify that the adjustment for Changes in operating assets and liabilities, net comprises of changes in the following:

●	Accounts receivable – oil, natural gas and natural gas liquids sales

●	Accounts receivable – joint interest and other

●	Accounts payable and accrued liabilities

●	Prepaid expenses and other current assets

15.	Please clarify how the non-GAAP measure Recurring General and Administrative Expenses provides useful information to investors regarding your financial condition and results of operations. Refer to Item 10(e)(1)(i)(C) of Regulation S-K.

Response: The Company respectfully acknowledges the Staff’s comment and in applicable future filings, beginning with our earnings release and supplemental financial information for the fiscal year ended December 31, 2022, will expand our disclosure Recurring General and Administrative Expenses to clarify how the Company believes such measure provides useful information to investors. Specifically, the Company uses the full cost method of accounting for its oil and gas operations. Under this method, certain general and administrative costs are capitalized to the full cost pool. The non-GAAP measure Recurring General and Administrative Expenses allows investors to compare Gulfport’s total general and administrative expenses, including capitalization, to peer companies that account for their oil and gas operations using the successful efforts method.

* * *

We appreciate your attention to this matter and hope the foregoing answers are responsive to your comments. Please direct any questions or comments regarding this correspondence to the undersigned or to our counsel, Clinton W. Rancher of Baker Botts L.L.P. at (713) 229-1820.

Very truly yours,

Gulfport Energy Corporation

By:	/s/ William J. Buese
	Name:	William J. Buese
	Title:	Chief Financial Officer

cc:	Clinton W. Rancher, Baker Botts L.L.P.